SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

KEMET Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

488360108

(CUSIP Number)

Paul C. Schorr IV	Copy to:
Citicorp Venture Capital, Ltd.	H. Kurt von Moltke, P.C.
399 Park Avenue	Kirkland & Ellis LLP
New York, New York 10043	200 East Randolph Drive
(212) 559-0965	Chicago, Illinois 60601
(312) 861-2295

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488360108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citicorp Venture Capital, Ltd. 13-2598089

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 479,020 (See Item 5)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 479,020 (See Item 5)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,020 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citibank, N.A. 13-52266470

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 479,020 (See Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 479,020 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,020 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) BK

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citicorp 06-1515595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 479,020 (See Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 479,020 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,020 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Holdings Company 06-1551348

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 479,020 (See Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 479,020 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,020 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6% (See Item 5)

14.	Type of Reporting Person (See Instructions) HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Citigroup Inc. 52-1568099

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 511,105 (See Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 511,105 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 511,105 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) HC

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D, dated October 28, 1992 (the “Schedule 13D”), filed by Citicorp Venture Capital, Ltd., Citibank, N.A. and Citicorp, as previously amended and restated by Amendment No. 2 thereto dated January 26, 2000 and as further amended by Amendment No. 3 thereto dated March 31, 2001. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background
Paragraphs (d) - (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“(d) - (f)  On April 28, 2003 Salomon Smith Barney, Inc. (“SSB”), now named Citigroup Global Markets, Inc., a subsidiary of Citigroup, announced final agreements with the SEC, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices.

SSB will pay $300 million for retrospective relief, plus $25 million for investor education, and has committed to spend $75 million to provide independent third-party research to its clients at no charge. SSB will also adopt new policies and procedures to further ensure the independence of its research and address other issues identified in the course of the investigation.  SSB reached these final settlement agreements without admitting or denying any wrongdoing or liability.  The settlements do not establish wrongdoing or liability for purposes of any other proceeding.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.  The citizenship of each of the individual persons identified pursuant to paragraphs (a) through (c) is identified on Schedules A and B hereto.”

A joint filing agreement of the Reporting Persons is attached hereto as Exhibit H.
Schedules A and B of the Schedule 13D are hereby deleted in their entirety and replaced with Schedules A and B hereto.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby further amended by adding the following as the ninth paragraph thereof:
“Between April 24, 2003 and September 10, 2003, CVC sold 5,948,800 shares of the Common Stock pursuant to open market transactions.”

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by replacing the second sentence of the first paragraph thereof with the following:

“As of the date of this Amendment, CVC is the beneficial owner of 479,020 shares of Common Stock (see Item 5).”

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“(a)-(b) CVC beneficially owns 479,020 shares of Common Stock as to which CVC has the sole power to vote and the sole power to dispose, representing approximately 0.6% of the Company's Common Stock.

Each of Citibank, Citicorp and Citigroup Holdings, exclusively through their holding company structure, also beneficially owns the same 479,020 shares of Common Stock held by CVC. The aggregate number of shares held through the holding company structure represents approximately 0.6% of the outstanding shares of the Company's Common Stock, as to which each of Citibank, Citicorp and Citigroup Holdings has shared power to vote and shared power to dispose.

Citigroup, through its direct and indirect subsidiaries, beneficially owns 511,105 shares of Common Stock (as of September 10, 2003). The aggregate number of shares held through Citigroup's direct and indirect subsidiaries represents approximately 0.6% of the outstanding shares of the Company's Common Stock, as to which Citigroup has shared power to vote and shared power to dispose.

Except as expressly set forth in this Item 5, (i) none of the Reporting Persons beneficially owns any shares of capital stock of the Company and (ii) the filing of this Amendment by CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup shall not be construed as an admission that either CVC, Citibank, Citicorp, Citigroup Holdings or Citigroup is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

The percentages calculated in this Item 5 are based upon 86,381,177 shares of Common Stock outstanding as of July 31, 2003, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003.

(c) Transactions Within the Past 60 Days:

Person Who Effected the Transaction	Transaction Date	Number of Shares Sold	Price Per Share
CVC	7/29/2003	111,600	11.13040

CVC	7/30/2003	50,000	11.17170

CVC	7/31/2003	20,000	11.01340

CVC	8/4/2003	70,000	10.79640

CVC	8/6/2003	15,800	10.18400

CVC	8/7/2003	27,000	10.13160

CVC	8/7/2003	500	10.17000

Person Who Effected the Transaction	Transaction Date	Number of Shares Sold	Price Per Share
CVC	8/8/2003	35,500	10.21350

CVC	8/11/2003	35,000	10.15090

CVC	8/12/2003	40,000	10.22040

CVC	8/13/2003	60,000	10.37200

CVC	8/14/2003	60,000	10.39390

CVC	8/15/2003	16,200	10.50620

CVC	8/18/2003	115,000	10.90030

CVC	8/19/2003	170,300	11.18070

CVC	8/20/2003	99,400	11.20260

CVC	8/21/2003	170,000	11.45440

CVC	8/22/2003	390,000	11.50120

CVC	8/25/2003	200,000	11.42490

CVC	8/26/2003	213,700	11.20630

CVC	8/27/2003	300,000	11.56980

CVC	8/28/2003	180,000	11.65920

CVC	8/29/2003	850,000	12.06670

CVC	9/2/2003	632,400	12.61790

CVC	9/3/2003	225,700	12.95570

CVC	9/4/2003	200,000	12.87290

CVC	9/5/2003	200,000	12.77110

CVC	9/8/2003	367,800	13.32920

CVC	9/8/2003	6,300	13.32920

CVC	9/9/2003	220,000	13.39000
CVC	9/10/2003	90,000	12.68000

All sales were effected through open market transactions.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered hereby, except with respect to the additional 32,805 shares of Common Stock beneficially owned by Citigroup (as of September 10, 2003) through direct and indirect subsidiaries of Citigroup (other than CVC, Citibank, Citicorp and Citigroup Holdings).

(e) On August 22, 2003, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's Common Stock.”

Signature

                After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2003
CITICORP VENTURE CAPITAL, LTD.

	By:	/s/ Anthony P. Mirra
	Name:	Anthony P. Mirra
	Title:	Vice President

CITIBANK, N.A.

	By:	/s/ Serena D. Moe
	Name:	Serena D. Moe
	Title:	Assistant Secretary

CITICORP

	By:	/s/ Serena D. Moe
	Name:	Serena D. Moe
	Title:	Assistant Secretary

CITIGROUP HOLDINGS COMPANY

	By:	/s/ Serena D. Moe
	Name:	Serena D. Moe
	Title:	Assistant Secretary

CITIGROUP, INC.

	By:	/s/ Serena D. Moe
	Name:	Serena D. Moe
	Title:	Assistant Secretary

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
CITICORP VENTURE CAPITAL, LTD.

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director’s or executive officer’s business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with Citicorp Venture Capital, Ltd.

Name, Title and Citizenship	Principal Occupation and Business Address

William T. Comfort Director and Executive Officer	Senior Vice President

David F. Thomas Executive Officer	Vice President*

Michael T. Bradley Executive Officer	Vice President

Jennifer Cappello-Ruggiero Executive Officer	Assistant Vice President

Lauren M. Connelly Executive Officer	Vice President and Secretary

Charles E. Corpening Executive Officer	Vice President

Michael A. Delaney Executive Officer	Vice President*

Michael S. Gollner Executive Officer	Vice President

Ian D. Highet Executive Officer	Vice President

Darryl A. Johnson Executive Officer	Assistant Vice President

Byron L. Knief Executive Officer	Vice President

Richard E. Mayberry Executive Officer	Vice President

Thomas F. McWilliams Executive Officer	Vice President*

Name, Title and Citizenship	Principal Occupation and Business Address

Anthony P. Mirra Executive Officer	Vice President and Assistant Secretary

Paul C. Schorr IV Executive Officer	Vice President*

Joseph M. Silvestri Executive Officer	Vice President

Michael D. Stevenson Executive Officer	Vice President

James A. Urry Executive Officer	Vice President

John D. Weber Executive Officer	Vice President

*              Denotes the functional title of Managing Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF

CITIGROUP INC.

Name, Title and Citizenship	Principal Occupation and Business Address

C. Michael Armstrong Director United States	Chairman Comcast Corporation 1114 Avenue of the Americas, 21st Floor New York, NY 10036

Alain J.P. Belda Director Brazil	Chairman & Chief Executive Officer Alcoa Inc. 390 Park Avenue, 11th Floor New York, NY 10022

George David Director United States	Chairman & Chief Executive Officer United Technologies Corporation One Financial Plaza Hartford, CT 06101

Kenneth T. Derr Director United States	Chairman, Retired Chevron Texaco Corporation 345 California Street, Room 3016 San Francisco, CA 94104

John M. Deutch Director United States	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue, Room 6-208 Cambridge, MA 02139

The Honorable Gerald R. Ford Honorary Director United States	Former President of the United States 40365 Sand Dune Road Rancho Mirage, CA 92270

Roberto Hernandez Ramirez Director Mexico	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 – 5th Floor Col. Santa Fe, 01210 Mexico City, Mexico

Ann Dibble Jordan Director United States	Consultant 2940 Benton Place, N.W. Washington, D.C. 20008-2718

Dudley C. Mecum Director United States	Managing Director Capricon Holdings, LLC 30 East Elm Street Greenwich, CT 06830

Richard D. Parsons Director United States	Chairman and Chief Executive Officer AOL Time Warner Inc. 75 Rockefeller Plaza, 29th Floor New York, NY 10019

Andrall E. Pearson Director United States	Founding Chairman Yum! Brands, Inc. 41 Meadow Wood Drive Greenwich, CT 06830

Charles O. Prince, III Director and Executive Officer United States	Chairman and Chief Executive Officer Citigroup Global Markets Inc. 388 Greenwich Street, 39th Floor New York, NY 10013

Robert E. Rubin Director and Executive Officer United States	Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue, 3rd Floor New York, NY 10043

Franklin A. Thomas Director United States	Consultant TFF Study Group 595 Madison Avenue, 33rd Floor New York, NY 10022

Sanford I. Weill Director and Executive Officer United States	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue, 3rd Floor New York, NY 10043

Robert B. Willumstad Director and Executive Officer United States	President Citigroup Inc. 339 Park Avenue, 2nd Floor New York, NY 10043

Arthur Zankel Director United States	Senior Managing Member High Rise Capital Management, L.P. 535 Madison Avenue, 26th Floor New York, NY 10022

Sir Winfried F.W. Bischoff Executive Officer United Kingdom and Germany	Chairman Citigroup Europe Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom

Michael A. Carpenter Executive Officer United States	Chairman and Chief Executive Officer Citigroup Global Investments 399 Park Avenue, 3rd Floor New York, NY 10043

Robert Druskin Executive Officer United States	Chief Executive Officer and President Citigroup Global Markets Holdings, Inc., Citigroup Financial Products Inc. and Citigroup Global Markets Inc. 388 Greenwich Street, 39th Floor New York, NY 10013

Stanley Fischer Executive Officer United States	Vice Chairman Citigroup Inc. 399 Park Avenue, 10th Floor New York, NY 10043

William P. Hannon Executive Officer United States	Controller and Chief Accounting Officer Citigroup Inc. Managing Director Citigroup Business Services 399 Park Avenue New York, NY 10043

Michael S. Helfer Executive Officer United States	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue, 3rd Floor New York, NY 10043

Thomas Wade Jones Executive Officer United States	Chairman and Chief Executive Officer Global Investment Management and Private Banking Group 399 Park Avenue, 4th Floor New York, NY 10043

Sallie Krawcheck Executive Officer United States	Chairman and Chief Executive Officer Smith Barney 388 Greenwich Street, 39th Floor New York, NY 10043

Marjorie Magner Executive Officer United States	Chairman and Chief Executive Officer Global Consumer Group 399 Park Avenue, 2nd Floor New York, NY 10043

Michael T. Masin Executive Officer United States	Vice Chairman and Chief Operating Officer Citigroup Inc. 399 Park Avenue, 3rd Floor New York, NY 10043

Sir Deryck C. Maughan Executive Officer United Kingdom	Vice Chairman Citigroup Inc. 399 Park Avenue, 3rd Floor New York, NY 10043

Victor J. Menezes Executive Officer United States	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043

William R. Rhodes Executive Officer United States	Senior Vice President Citigroup Inc. 399 Park Avenue, 3rd Floor New York, NY 10043

Todd S. Thomson Executive Officer United States	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043

EXHIBIT H

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of KEMET Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement this 11th day of September, 2003.

CITICORP VENTURE CAPITAL, LTD.

By:	/s/ Anthony P. Mirra
Name:	Anthony P. Mirra
Title:	Vice President

CITIBANK, N.A.

By:	/s/ Serena D. Moe
Name:	Serena D. Moe
Title:	Assistant Secretary

CITICORP

By:	/s/ Serena D. Moe
Name:	Serena D. Moe
Title:	Assistant Secretary

CITIGROUP HOLDINGS COMPANY

By:	/s/ Serena D. Moe
Name:	Serena D. Moe
Title:	Assistant Secretary

CITIGROUP, INC.

By:	/s/ Serena D. Moe
Name:	Serena D. Moe
Title:	Assistant Secretary